Exhibit 99.1

PRELIMINARY NOTE

This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report and with our Annual Report on Form 20-F, for the year ended December 31, 2019.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive financial and operating covenants, interest rates, dividends, and acquisitions and dispositions of aircraft and other aviation assets. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. Additional or unforeseen effects from the COVID-19 pandemic and the global economic climate may give rise to or amplify many of these factors. We believe that these factors include, but are not limited to those described in Part II “Other Information – Item 1A. Risk Factors” in this Interim Report and under Item 3 “Key Information — Risk Factors” and elsewhere in our Annual Report on Form 20-F, for the year ended December 31, 2019.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

Unless the context requires otherwise, when used in this Interim Report, (1) the term “Fly” refers to Fly Leasing Limited; (2) the terms “Company,” “we,” “our” and “us” refer to Fly and its subsidiaries; (3) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (4) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (5) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (6) the term “BBAM” refers to BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM US LP, collectively; and (7) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager.

All percentages and weighted average characteristics of the aircraft in our portfolio have been calculated using net book values as of the date specified.

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PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements

Fly Leasing Limited
Consolidated Balance Sheets

AT JUNE 30, 2020 (UNAUDITED) AND DECEMBER 31, 2019 (AUDITED)
(Dollars in thousands, except par value data)

	June 30, 2020	December 31, 2019
Assets
Cash and cash equivalents	$288,980	$285,565
Restricted cash and cash equivalents	20,367	52,738
Rent receivables, net	58,052	14,264
Investment in finance lease, net	11,026	11,639
Flight equipment held for sale, net	—	144,119
Flight equipment held for operating lease, net	2,730,949	2,720,000
Maintenance rights	285,869	290,958
Deferred tax asset, net	15,204	11,675
Fair value of derivative assets	6,285	4,824
Other assets, net	118,194	129,377
Total assets	$3,534,926	$3,665,159

Liabilities
Accounts payable and accrued liabilities	$21,681	$22,746
Rentals received in advance	13,356	16,391
Payable to related parties	3,619	10,077
Security deposits	39,720	40,726
Maintenance payment liability, net	200,354	219,371
Unsecured borrowings, net	620,278	619,407
Secured borrowings, net	1,544,546	1,695,525
Deferred tax liability, net	64,578	57,935
Fair value of derivative liabilities	55,845	27,943
Other liabilities	72,841	76,761
Total liabilities	2,636,818	2,786,882

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 30,481,069 and 30,898,410 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	31	31
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	509,738	516,254
Retained earnings	428,070	380,392
Accumulated other comprehensive loss, net	(39,731)	(18,400)
Total shareholders’ equity	898,108	878,277
Total liabilities and shareholders’ equity	$3,534,926	$3,665,159

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited
Consolidated Statements of Income

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019 (UNAUDITED)
(Dollars in thousands, except per share data)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Revenues
Operating lease revenue	$79,117	$128,623	$166,557	$233,875
Finance lease revenue	141	156	286	316
Gain on sale of aircraft	—	16,078	31,717	43,698
Interest and other income	704	2,176	2,957	3,847
Total revenues	79,962	147,033	201,517	281,736

Expenses
Depreciation	31,977	37,303	63,608	74,888
Interest expense	25,284	35,439	52,439	73,618
Selling, general and administrative	7,093	9,438	14,757	18,160
Provision for uncollectible operating lease receivables	2,000	—	2,000	—
Loss on derivatives	65	255	572	272
Fair value loss on marketable securities	1,083	—	10,495	—
Loss on extinguishment of debt	—	1,541	850	3,710
Maintenance and other costs	1,032	1,625	2,216	2,223
Total expenses	68,534	85,601	146,937	172,871

Net income before provision for income taxes	11,428	61,432	54,580	108,865
Provision for income taxes	1,822	7,382	6,902	9,850
Net income	$9,606	$54,050	$47,678	$99,015

Weighted average number of shares:
Basic	30,481,069	32,053,830	30,623,455	32,341,674
Diluted	30,481,069	32,187,115	30,623,455	32,396,717
Earnings per share:
Basic	$0.32	$1.69	$1.56	$3.06
Diluted	$0.32	$1.68	$1.56	$3.06

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited
Consolidated Statements of Comprehensive Income

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019 (UNAUDITED)
(Dollars in thousands)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Net income	$9,606	$54,050	$47,678	$99,015
Other comprehensive income, net of tax
Change in fair value of derivatives, net of deferred tax(1)	(1,737)	(14,113)	(21,335)	(21,051)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax(2)	3	203	4	664
Comprehensive income	$7,872	$40,140	$26,347	$78,628

(1)
The associated deferred tax was $72 and $3,650 for the three and six months ended June 30, 2020, respectively. The associated deferred tax was $2,540 and $3,873 for the three and six months ended June 30, 2019, respectively.

(2)	The associated deferred tax was $1 for the three and six months ended June 30, 2020. The associated deferred tax was $52 and $89 for the three and six months ended June 30, 2019, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited
Consolidated Statement of Shareholders’ Equity

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 (UNAUDITED)
(Dollars in thousands)

	Manager Shares		Common Shares		Additional Paid-in	Retained	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Earnings	Loss, net	Equity
Balance December 31, 2019	100	$—	30,898,410	$31	$516,254	$380,392	$(18,400)	$878,277
Shares repurchased	—	—	(417,341)	—	(6,516)	—	—	(6,516)
Net income	—	—	—	—	—	38,072	—	38,072
Net change in the fair value of derivatives, net of deferred tax of $3,578(1)	—	—	—	—	—	—	(19,598)	(19,598)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment	—	—	—	—	—	—	1	1
Balance March 31, 2020	100	—	30,481,069	31	509,738	418,464	(37,997)	890,236
Net income	—	—	—	—	—	9,606	—	9,606
Net change in the fair value of derivatives, net of deferred tax of $72(1)	—	—	—	—	—	—	(1,737)	(1,737)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $1(1)	—	—	—	—	—	—	3	3
Balance June 30, 2020	100	$—	30,481,069	$31	$509,738	$428,070	$(39,731)	$898,108

(1)	See Note 10 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited
Consolidated Statement of Shareholders’ Equity

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 (UNAUDITED)
(Dollars in thousands)

	Manager Shares		Common Shares		Additional Paid-in	Retained	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Earnings	Loss, net	Equity
Balance December 31, 2018	100	$—	32,650,019	$33	$549,123	$154,347	$(1,393)	$702,110
Reclassification from prior period losses into other comprehensive loss due to adoption of new accounting guidance, net of deferred tax of $52(1)	—	—	—	—	—	168	(168)	—
Adjusted balance January 1, 2019	100	—	32,650,019	33	549,123	154,515	(1,561)	702,110
Shares repurchased	—	—	(197,592)	(1)	(2,694)	—	—	(2,695)
Net income	—	—	—	—	—	44,965	—	44,965
Net change in the fair value of derivatives, net of deferred tax of $1,333(1)	—	—	—	—	—	—	(6,938)	(6,938)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $37(1)	—	—	—	—	—	—	461	461
Balance March 31, 2019	100	—	32,452,427	32	546,429	199,480	(8,038)	737,903
Shares issued in connection with SARs exercised	—	—	56,218	—	—	—	—	—
Shares repurchased	—	—	(1,470,353)	(1)	(24,379)	—	—	(24,380)
Net income	—	—	—	—	—	54,050	—	54,050
Net change in the fair value of derivatives, net of deferred tax of $2,540(1)	—	—	—	—	—	—	(14,113)	(14,113)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $52(1)	—	—	—	—	—	—	203	203
Balance June 30, 2019	100	$—	31,038,292	$31	$522,050	$253,530	$(21,948)	$753,663

(1)	See Note 10 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited
Consolidated Statements of Cash Flows

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019 (UNAUDITED)
(Dollars in thousands)

	Six months ended
	June 30, 2020	June 30, 2019
Cash Flows from Operating Activities
Net income	$47,678	$99,015
Adjustments to reconcile net income to net cash flows provided by operating activities:
Gain on sale of aircraft	(31,717)	(43,698)
Depreciation	63,608	74,888
Amortization of debt discounts and debt issuance costs	3,696	5,369
Amortization of lease incentives and other items	1,635	3,324
Provision for uncollectible operating lease receivables	2,000	—
Fair value loss on marketable securities	10,495	—
Loss on extinguishment of debt	850	3,710
Provision for deferred income taxes	6,763	9,991
Security deposits and maintenance payment liability recognized into earnings	(2,487)	(26,145)
Cash receipts from maintenance rights	2,725	1,741
Other	252	(113)
Changes in operating assets and liabilities:
Rent receivables	(47,549)	(2,011)
Other assets	3,490	(3,360)
Payable to related parties	(6,458)	2,131
Accounts payable, accrued liabilities and other liabilities	(72)	(2,054)
Net cash flows provided by operating activities	54,909	122,788
Cash Flows from Investing Activities
Purchase of flight equipment	(74,128)	(61,381)
Proceeds from sale of aircraft, net	160,271	410,939
Payments for aircraft improvement	(12,888)	(2,832)
Payments for lessor maintenance obligations	(357)	(1,461)
Other	(890)	(643)
Net cash flows provided by investing activities	72,008	344,622
Cash Flows from Financing Activities
Security deposits received	3,305	—
Security deposits returned	—	(1,546)
Maintenance payment liability receipts	12,039	33,633
Maintenance payment liability disbursements	(10,109)	(12,738)
Debt extinguishment costs	(20)	(74)
Debt issuance costs	—	(342)
Repayment of secured borrowings	(154,625)	(325,317)
Shares repurchased	(6,504)	(27,025)
Net cash flows used in financing activities	(155,914)	(333,409)

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	Six months ended
	June 30, 2020	June 30, 2019
Effect of exchange rate changes on unrestricted and restricted cash and cash equivalents	$41	$(28)
Net (decrease) increase in unrestricted and restricted cash and cash equivalents	(28,956)	133,973
Unrestricted and restricted cash and cash equivalents at beginning of period	338,303	281,080
Unrestricted and restricted cash and cash equivalents at end of period	$309,347	$415,053

Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	$288,980	$351,892
Restricted cash and cash equivalents	20,367	63,161
Unrestricted and restricted cash and cash equivalents	$309,347	$415,053

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited

Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2020 (unaudited)

1. ORGANIZATION

Fly Leasing Limited (“Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. Fly was formed to acquire, finance, lease and sell commercial jet aircraft directly or indirectly through its subsidiaries (Fly and its subsidiaries collectively, the “Company”).

Although Fly is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if it were organized under the laws of Ireland.

In accordance with Fly’s amended and restated bye-laws, Fly issued 100 shares (“Manager Shares”) with a par value of $0.001 to Fly Leasing Management Co. Limited (the “Manager”) for no consideration. Subject to the provisions of Fly’s amended and restated bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to Fly which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in Fly’s amended and restated bye-laws, have no voting rights.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

Fly is a holding company that conducts its business through its subsidiaries. Fly directly or indirectly owns all of the common shares of its consolidated subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Fly and all of its subsidiaries. In instances where it is the primary beneficiary, the Company consolidates a Variable Interest Entity (“VIE”). Fly is deemed the primary beneficiary when it has both the power to direct the activities of the VIE that most significantly impact the economic performance of such VIE, and it bears the significant risk of loss and participates in gains of the VIE. All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.

The Company’s interim financial statements reflect all normally recurring adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, the Company’s interim financial statements should be read in conjunction with its Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on February 28, 2020 (the “2019 Annual Report”). The results of operations for the three and six months ended June 30, 2020 are not necessarily indicative of those for a full fiscal year.

The Company has one operating and reportable segment which is aircraft and aircraft equipment leasing.

Certain amounts in prior period consolidated financial statements have been reclassified to conform to the current period presentation.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets, liabilities and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

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RISKS AND UNCERTAINTIES

The Company encounters several types of risk in the course of its business, including credit, market, aviation industry and capital market risks. Credit risk addresses a lessee’s or derivative counterparty’s inability or unwillingness to make contractually required payments. Market risk reflects the change in the value of derivatives and credit facilities due to changes in interest rate spreads or other market factors, including the value of collateral underlying the Company’s credit facilities. Aviation industry risk is the risk of a downturn in the commercial aviation industry, as a result of global, regional or industry-specific factors, which could adversely impact a lessee’s ability to make payments, increase the risk of unscheduled lease terminations and depress lease rates and the value of the Company’s aircraft and aircraft equipment. Capital market risk is the risk that the Company is unable to obtain capital at reasonable rates to fund the growth of its business or to refinance existing credit facilities.

COVID-19 PANDEMIC

On January 30, 2020, the spread of COVID-19 was declared a Public Health Emergency of International Concern by the World Health Organization (“WHO”), and on March 11, 2020, the WHO characterized the COVID-19 outbreak as a pandemic. The COVID-19 pandemic and the measures that governments and private parties have implemented in response to the pandemic have caused significant economic disruption and have had, and are likely to continue to have, a material adverse effect on the demand for worldwide air travel, the airline industry and demand for commercial jet aircraft globally, all of which could have a material and adverse effect on the Company’s business, results of operations, financial condition, cash flows and growth prospects. The Company is unable to predict how long these conditions will persist especially in light of the resurgence of COVID-19 in certain countries, what additional measures may be introduced by governments or private parties to reduce the spread of COVID-19 or what effect any such additional measures may have on the airline industry, the Company’s lessees and its business. The longer the COVID-19 pandemic persists, the more material the ultimate effects are likely to be.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which amends its guidance on the impairment of financial instruments. The standard adds to U.S. GAAP an impairment model, known as the current expected credit loss model, that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes its estimate of lifetime expected credit losses as an allowance for most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, investment in finance leases and off-balance sheet credit exposures. ASU 2016-13 does not apply to operating lease receivables. The FASB believes the new accounting standard will result in more timely recognition of losses. The standard is applied on a modified retrospective approach. The Company adopted the guidance effective January 1, 2020. The adoption of the standard did not have a material effect on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes the following disclosure requirements from Topic 820:

●	The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy;

●	The policy for timing of transfers between levels; and

●	The valuation processes for Level 3 fair value measurements.

The following disclosure requirements were added to Topic 820:

●	The changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements at the end of the reporting period; and

●	The range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements.

The Company adopted ASU 2018-13 effective January 1, 2020. The adoption of the standard did not have a material effect on the Company’s consolidated financial statements.

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In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. ASU 2020-04 provides optional expedients and exceptions to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. Modifications of contracts within the scope of Topics 310, Receivables, and 470, Debt, should be accounted for by prospectively adjusting the effective interest rate. Modifications of contracts within the scope of Topics 840, Leases, and 842, Leases, should be accounted for as a continuation of the existing contracts with no reassessments of the lease classification and the discount rate (for example, the incremental borrowing rate) or remeasurements of lease payments that otherwise would be required under those Topics for modifications not accounted for as separate contracts. Modifications of contracts do not require an entity to reassess its original conclusion about whether that contract contains an embedded derivative that is clearly and closely related to the economic characteristics and risks of the host contract under Subtopic 815-15, Derivatives and Hedging—Embedded Derivatives. Entities electing to utilize expedients are required to disclose the nature of and reason for their elections to apply expedients in each interim and annual financial statement period in the fiscal year of adoption. The optional amendments are available for all entities from March 12, 2020 through December 31, 2022. The Company has elected to apply the hedge accounting expedients effective April 1, 2020. The election did not have a material effect on the Company’s consolidated financial statements. The Company will continue to evaluate the impact of the guidance and may apply other elections as applicable.

In April 2020, the FASB issued a question-and-answer document regarding accounting for lease concessions related to the effects of the COVID-19 pandemic. The document provides that a company may elect to account for lease concessions as if those concessions existed regardless of whether the enforceable rights and obligations for the concessions explicitly exist in the contract. Consequently, an entity will not have to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract and can elect to apply or not apply the lease modification guidance under Leases ASC 842, to those contracts. This election is available for concessions that result in the total payments required by the modified contract being substantially the same as or less than total payments required by the original contract. Both lessees and lessors may make this election. The Company has elected to apply the relief related to lease concessions effective April 1, 2020. The election did not have a material effect on the Company’s consolidated financial statements. The Company will continue to evaluate the question-and-answer document and may apply other elections as applicable.

3. SUPPLEMENTAL DISCLOSURE TO CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended
	June 30, 2020	June 30, 2019
	(Dollars in thousands)
Cash paid during the period for:
Interest	$50,176	$68,624
Taxes	52	120
Noncash Activities:
Security deposits applied to rent receivables, other liabilities and maintenance payment liability	1,540	3,224
Maintenance payment liability applied to rent receivables and other liabilities	6,661	2,511
Other liabilities applied to maintenance payment liability, security deposits and rent receivables	2,243	2,396
Noncash investing activities:
Aircraft improvement	8,610	3,662
Noncash activities in connection with purchase of flight equipment	1,211	470
Noncash activities in connection with sale of flight equipment	6,162	13,338

4. INVESTMENT IN FINANCE LEASE

At each of June 30, 2020 and December 31, 2019, the Company had one aircraft classified as an investment in finance lease, which had an implicit interest rate of 5%. During the three months ended June 30, 2020 and 2019, the Company recognized finance lease revenue totaling $0.1 million and $0.2 million, respectively. During each of the six months ended June 30, 2020 and 2019, the Company recognized finance lease revenue totaling $0.3 million.

The Company’s net investment in finance lease consisted of the following (dollars in thousands):

	June 30, 2020	December 31, 2019
Total minimum lease payments receivable	$8,700	$9,600
Estimated unguaranteed residual value of leased asset	4,227	4,227
Unearned finance income	(1,901)	(2,188)
Net Investment in Finance Lease	$11,026	$11,639

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Presented below are the contracted future minimum rental payments due under the non-cancellable finance lease, as of June 30, 2020.

(Dollars in thousands)
July 1 through December 31, 2020	$900
Year ending December 31,
2021	1,800
2022	1,800
2023	1,800
2024	1,800
2025	600
Future minimum rental payments under finance lease	$8,700

Presented below are the contracted future minimum rental payments due under the non-cancellable finance lease, as of December 31, 2019.

Year ending December 31,	(Dollars in thousands)
2020	$1,800
2021	1,800
2022	1,800
2023	1,800
2024	1,800
Thereafter	600
Future minimum rental payments under finance lease	$9,600

5. FLIGHT EQUIPMENT HELD FOR SALE

At June 30, 2020, the Company had no flight equipment held for sale. At December 31, 2019, the Company had six aircraft and two engines classified as flight equipment held for sale, all of which were sold during the first quarter of 2020 for an aggregate gain on sale of aircraft of $31.7 million. During the three months ended June 30, 2019, the Company sold three aircraft that had been classified as flight equipment held for sale and recognized an aggregate gain on sale of aircraft of $6.1 million. During the six months ended June 30, 2019, the Company sold twelve aircraft that had been classified as flight equipment held for sale and recognized an aggregate gain on sale of aircraft of $33.6 million.

6. FLIGHT EQUIPMENT HELD FOR OPERATING LEASE, NET

As of June 30, 2020, the Company had 81 aircraft and seven engines held for operating lease on lease to 40 lessees in 24 countries, and four aircraft off-lease. As of December 31, 2019, the Company had 81 aircraft and seven engines held for operating lease on lease to 39 lessees in 22 countries, and one aircraft off-lease.

During the six months ended June 30, 2020, the Company capitalized $53.9 million of flight equipment purchased. During the six months ended June 30, 2019, the Company capitalized $41.7 million of flight equipment purchased.

During the three months ended June 30, 2019, the Company sold four aircraft held for operating lease and recognized an aggregate gain on sale of aircraft of $10.0 million. During the six months ended June 30, 2019, the Company sold five aircraft held for operating lease and recognized an aggregate gain on sale of aircraft of $10.1 million.

Flight equipment held for operating lease, net, consists of the following (dollars in thousands):

	June 30, 2020	December 31, 2019
Cost	$3,409,383	$3,334,996
Accumulated depreciation	(678,434)	(614,996)
Flight equipment held for operating lease, net	$2,730,949	$2,720,000

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The Company capitalized $26.8 million of major maintenance expenditures for the six months ended June 30, 2020. The Company capitalized $6.5 million of major maintenance expenditures for the six months ended June 30, 2019.

The classification of the net book value of flight equipment held for operating lease, net and operating lease revenue by geographic region in the tables and discussion below is based on the principal operating location of the lessees.

The distribution of the net book value of flight equipment held for operating lease by geographic region is as follows (dollars in thousands):

	June 30, 2020		December 31, 2019
Europe:
Spain	$157,963	6%	$161,474	6%
United Kingdom	49,975	2%	52,212	2%
Other	257,500	9%	259,176	9%
Europe — Total	465,438	17%	472,862	17%

Asia and South Pacific:
India	459,244	17%	542,312	20%
Malaysia	398,668	15%	406,777	15%
Philippines	260,168	10%	264,814	10%
Indonesia	215,956	8%	220,304	8%
China	164,381	6%	168,703	6%
Other	111,596	3%	113,713	4%
Asia and South Pacific — Total	1,610,013	59%	1,716,623	63%

Mexico, South and Central America — Total	36,313	1%	37,618	1%

North America — Total	92,876	3%	95,910	4%

Middle East and Africa:
Ethiopia	298,124	11%	303,057	11%
Other	93,707	4%	51,815	2%
Middle East and Africa — Total	391,831	15%	354,872	13%
Off-lease — Total	134,478	5%	42,115	2%
Total flight equipment held for operating lease, net	$2,730,949	100%	$2,720,000	100%

The Company receives lease revenue from flight equipment under operating leases. Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. If the revenue amounts do not meet these criteria, recognition is delayed until the criteria is met. Contingent rents are recognized as revenue when the contingency is resolved. Revenue is not recognized when the Company determines that collection is not reasonably assured.

Rental income from aircraft and aircraft equipment is recognized on a straight-line basis over the initial term of the respective lease. Changes to the timing of cash rent receipts, such as under rent deferral arrangements, do not generally affect the total amount of consideration to be received under the lease and therefore do not typically impact revenue recognition, provided that the Company determines collection of rents is reasonably assured.

The Company maintains a provision for uncollectible operating lease receivables for losses it estimates will arise from its lessees’ inability to make their required lease payments. The Company evaluates the collectability of rent receivables and determines the appropriate provision for uncollectible operating lease receivables based on historical experience and a review of specific lessees. During the three and six months ended June 30, 2020, the Company recorded a provision for uncollectible operating lease receivables of $2.0 million.

Index
The distribution of operating lease revenue by geographic region for the three months ended June 30, 2020 and 2019 is as follows (dollars in thousands):

	Three months ended		Three months ended
	June 30, 2020		June 30, 2019
Europe:
Spain	$4,340	5%	$4,345	3%
United Kingdom	1,942	2%	9,884	8%
Other	7,356	10%	8,789	7%
Europe — Total	13,638	17%	23,018	18%

Asia and South Pacific:
India	14,531	18%	44,246	34%
Malaysia	13,921	18%	13,256	10%
Philippines	8,104	10%	8,599	7%
Indonesia	6,759	9%	8,562	7%
China	4,291	5%	7,500	6%
Other	3,215	4%	5,720	4%
Asia and South Pacific — Total	50,821	64%	87,883	68%

Mexico, South and Central America — Total	1,004	1%	1,776	1%

North America — Total	3,355	4%	5,645	5%

Middle East and Africa:
Ethiopia	7,505	10%	7,505	6%
Other	2,794	4%	2,796	2%
Middle East and Africa — Total	10,299	14%	10,301	8%
Total Operating Lease Revenue	$79,117	100%	$128,623	100%

The distribution of operating lease revenue by geographic region for the six months ended June 30, 2020 and 2019 is as follows (dollars in thousands):

	Six months ended		Six months ended
	June 30, 2020		June 30, 2019
Europe:
Spain	$8,686	5%	$8,689	4%
United Kingdom	3,885	2%	19,313	8%
Other	14,914	10%	17,758	8%
Europe — Total	27,485	17%	45,760	20%

Asia and South Pacific:
India	33,754	20%	65,355	28%
Malaysia	28,145	17%	27,132	12%
Philippines	16,412	10%	17,299	7%
Indonesia	13,529	8%	18,555	8%
China	9,941	6%	12,571	5%
Other	6,657	4%	11,962	5%
Asia and South Pacific — Total	108,438	65%	152,874	65%

Mexico, South and Central America — Total	1,964	1%	3,356	1%

North America — Total	6,981	4%	11,282	5%

Middle East and Africa:
Ethiopia	15,009	9%	15,009	6%
Other	6,680	4%	5,594	3%
Middle East and Africa — Total	21,689	13%	20,603	9%
Total Operating Lease Revenue	$166,557	100%	$233,875	100%

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In the three months ended June 30, 2020, Air India and AirAsia Berhad accounted for 10% or more of total operating lease revenue at 12% and 10%, respectively. In the six months ended June 30, 2020, Air India accounted for 10% or more of total operating lease revenue at 11%. In the three and six months ended June 30, 2019, Jet Airways accounted for 10% or more of total operating lease revenue at 20% and 12%, respectively, primarily from end of lease income.

At June 30, 2020, the Company had five lessees, which leased a total of seven aircraft, on non-accrual status, as the Company had determined that it was not probable that the Company would receive the economic benefits of the leases, principally due to (i) the lessees’ failure to pay rent and overhaul payments on a timely basis and (ii) the lessees’ financial condition. During the three and six months ended June 30, 2020, the Company recognized $2.4 million and $6.8 million, respectively, of operating lease revenue from these lessees. At June 30, 2019, the Company had three lessees, which leased a total of four aircraft, on non-accrual status. During the three and six months ended June 30, 2019, the Company recognized $5.7 million and $8.3 million, respectively, of operating lease revenue from these lessees.

Total operating lease revenue for the three and six months ended June 30, 2020 and 2019 includes the following (dollars in thousands):

	Three months ended		Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$79,843	$101,108	$165,378	$206,436
End of lease income	227	28,823	2,654	30,387
Amortization of lease incentives	(703)	(1,319)	(1,317)	(2,951)
Amortization of lease premium, discounts and other	(250)	11	(158)	3
Total operating lease revenue	$79,117	$128,623	$166,557	$233,875

As of June 30, 2020 and December 31, 2019, the weighted average remaining lease term of the Company’s aircraft held for operating lease was 4.9 years and 5.4 years, respectively.

Leases are entered into with specified lease terms and may provide the lessee with an option to extend the lease term. The Company’s leases do not typically provide for early termination or purchase options.

For the three months ended June 30, 2020, the Company recognized $79.8 million of operating lease rental revenue, $15.5 million of which was from leases with variable rates. For the six months ended June 30, 2020, the Company recognized $165.4 million of operating lease rental revenue, $31.6 million of which was from leases with variable rates. Variable rates are rents that reset based on changes in LIBOR. Presented below are the contracted future minimum rental payments, inclusive of rent deferrals, due under non-cancellable operating leases for flight equipment held for operating lease, as of June 30, 2020. For leases that have floating rental rates, the future minimum rental payments assume that LIBOR as of June 30, 2020 is held constant for the duration of the lease.

(Dollars in thousands)
July 1 through December 31, 2020	$172,189
Year ending December 31,
2021	287,877
2022	238,809
2023	194,193
2024	178,759
2025	163,346
Thereafter	287,185
Future minimum rental payments under operating leases	$1,522,358

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Presented below are the contracted future minimum rental payments due under non-cancellable operating leases for flight equipment held for operating lease as of December 31, 2019. For leases that have floating rental rates, the future minimum rental payments assume that LIBOR as of December 31, 2019 is held constant for the duration of the lease.

Year ending December 31,	(Dollars in thousands)
2020	$321,993
2021	288,459
2022	244,007
2023	201,380
2024	186,707
Thereafter	480,878
Future minimum rental payments under operating leases	$1,723,424

7. MAINTENANCE RIGHTS

Changes in maintenance right assets during the six months ended June 30, 2020 and 2019 are as follows (dollars in thousands):

	Six months ended
	June 30, 2020	June 30, 2019
Maintenance rights, beginning balance	$290,958	$298,207
Acquisitions	19,780	20,178
Capitalized to aircraft improvements	(7,204)	(3,662)
Cash receipts from maintenance rights	(2,725)	(1,741)
Maintenance rights associated with aircraft sold	(14,940)	(61,185)
Maintenance rights, ending balance	$285,869	$251,797

8. UNSECURED BORROWINGS
	Balance as of
	June 30, 2020	December 31, 2019
	(dollars in thousands)
Outstanding principal balance:
2021 Notes	$325,000	$325,000
2024 Notes	300,000	300,000
Total outstanding principal balance	625,000	625,000
Unamortized debt discounts and loan costs	(4,722)	(5,593)
Unsecured borrowings, net	$620,278	$619,407

On October 3, 2014, the Company sold $325.0 million aggregate principal amount of unsecured 6.375% Senior Notes due 2021 (the “2021 Notes”). On October 16, 2017, the Company sold $300.0 million aggregate principal amount of unsecured 5.250% Senior Notes due 2024 (the “2024 Notes”).

The 2021 Notes and 2024 Notes are senior unsecured obligations of the Company and rank pari passu in right of payment with any existing and future senior unsecured indebtedness of the Company. The 2021 Notes have a maturity date of October 15, 2021 and the 2024 Notes have a maturity date of October 15, 2024.

Interest on the 2021 Notes and 2024 Notes is payable semi-annually on April 15 and October 15 of each year. As of each of June 30, 2020 and December 31, 2019, accrued interest on unsecured borrowings totaled $7.7 million.

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Pursuant to the indentures governing the 2021 Notes and 2024 Notes, the Company is subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of the Company and transactions with affiliates. The Company is also subject to certain operating covenants, including reporting requirements. The Company’s failure to comply with any of the covenants under the indentures governing the 2021 Notes or 2024 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2021 Notes or 2024 Notes obtain an investment grade rating. As of June 30, 2020, the Company was not in default under the indentures governing the 2021 Notes or the 2024 Notes.

For more information about Fly’s unsecured borrowings, refer to Note 9 of the 2019 Annual Report.

9. SECURED BORROWINGS

The Company’s secured borrowings, net as of June 30, 2020 and December 31, 2019 are presented below (dollars in thousands):

	Outstanding principal balance as of		Weighted average interest rate (1) as of
	June 30, 2020 (2)	December 31, 2019 (2)	June 30, 2020	December 31, 2019	Maturity date
Nord LB Facility	$63,309	$65,290	2.03%	3.59%	May 2021
Term Loan	374,162	385,364	3.44%	4.15%	August 2025
Magellan Acquisition Limited Facility	265,414	278,684	3.95%	4.11%	December 2025
Fly Aladdin Acquisition Facility	240,890	272,343	4.83%	4.85%	June 2023
Fly Aladdin Engine Funding Facility	41,566	42,339	4.95%	4.95%	December 2021 – April 2022
Other Aircraft Secured Borrowings	577,569	673,463	3.49%	4.07%	December 2020 – June 2028
Total outstanding principal balance	1,562,910	1,717,483
Unamortized debt discounts and loan costs	(18,364)	(21,958)
Total secured borrowings, net	$1,544,546	$1,695,525

(1)	Represents the contractual interest rates and effect of derivative instruments and excludes the amortization of debt discounts and debt issuance costs.
(2)	As of June 30, 2020 and December 31, 2019, accrued interest on secured borrowings totaled $6.7 million and $9.2 million, respectively.

The Company is subject to restrictive covenants under its secured borrowings which relate to the incurrence of debt, issuance of guarantees, incurrence of liens or other encumbrances, the acquisition, substitution, disposition and re-lease of aircraft, maintenance, registration and insurance of its aircraft, restrictions on modification of aircraft and capital expenditures, and requirements to maintain concentration limits.

The Company’s loan agreements include events of default that are customary for these types of secured borrowings. The Company’s failure to comply with any restrictive covenants, or any other operating covenants, may trigger an event of default under the relevant loan agreement. In addition, certain of the Company’s loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

As of June 30, 2020, the Company was not in default under any of its secured borrowings.

For more information about the Company’s secured borrowings, refer to Note 10 of the 2019 Annual Report.

Securitization Notes

On March 14, 2019, B&B Air Funding redeemed all remaining aircraft lease-backed Class G-1 notes (the “Securitization Notes”) issued on October 2, 2007 and with an original maturity date of November 14, 2033, in the aggregate principal amount then-outstanding of $63.8 million. In connection with the redemption, the Company expensed approximately $1.9 million of debt extinguishment costs.

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Nord LB Facility

As of June 30, 2020, the Company had $63.3 million principal amount outstanding under its non-recourse debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by three aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by Fly’s equity interests in the aircraft owning subsidiaries, the related leases, and certain deposits. The loans under the Nord LB Facility bear interest at one-month LIBOR plus a margin of 1.85% until the maturity date of May 14, 2021.

Under the terms of the Nord LB Facility, the Company applies 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, then no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount of the associated loan.

In the event the Company sells any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and then to repay the outstanding amounts which finance the remaining aircraft. In addition, any maintenance reserve amounts retained by the Company will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft.

Term Loan

As of June 30, 2020, the Company had $374.2 million principal amount outstanding under its senior secured term loan (the “Term Loan”), which was secured by 26 aircraft. Fly has guaranteed all payments under the Term Loan. The maturity date of the Term Loan is August 9, 2025. The Term Loan can be prepaid in whole or in part at par.

The Term Loan bears interest at three-month LIBOR plus a margin of 1.75%.

The Term Loan requires that the Company maintain a maximum loan-to-value ratio (“LTV”) of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers on a semi-annual basis. The Term Loan also includes certain customary covenants, including reporting requirements and maintenance of credit ratings.

Magellan Acquisition Limited Facility

As of June 30, 2020, the Company had $265.4 million principal amount outstanding in loans and notes under its term loan facility (the “Magellan Acquisition Limited Facility”), which was secured by nine aircraft. Fly has guaranteed all payments under this facility. The Magellan Acquisition Limited Facility has a maturity date of December 8, 2025.

The interest rate on the loans is based on one-month LIBOR plus an applicable margin of 1.65% per annum. The interest rate on the notes is a fixed rate of 3.93% per annum.

The facility contains financial and operating covenants, including a covenant that Fly maintain a tangible net worth of at least $325.0 million, as well as customary reporting requirements. The borrower is required to maintain (i) an interest coverage ratio and (ii) a LTV ratio of (a) 75% through December 8, 2020, (b) 70% from December 9, 2020 through December 8, 2022, (c) 65% from December 9, 2022 through December 8, 2024 and (d) 60% thereafter. The LTV is based on the lower of the average half-life adjusted current market value and base value of all aircraft financed under the facility as determined by three independent appraisers on an annual basis. Upon the occurrence of certain conditions, including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, the borrower will be required to deposit certain amounts of maintenance reserves and security deposits received into accounts pledged to the security trustee. Also, upon the occurrence of a breach of the interest coverage ratio, all cash collected will be applied to repay the outstanding principal balance of the loans and notes until such breach is cured.

Fly Acquisition III Facility

On October 22, 2019, the Company paid in full the outstanding principal balance under a revolving credit facility (the “Fly Acquisition III Facility”) with an original maturity date of February 26, 2022. The Company had paid commitment fees of 0.50% to 0.75% per annum to the lenders on the undrawn amount of their commitments during the availability period under the Fly Acquisition III Facility, which expired on February 26, 2019.

The interest rate under the facility was based on one-month LIBOR plus an applicable margin of (i) 2.00% through February 26, 2019 and (ii) 2.50%, from February 27, 2019 through the repayment date of the facility.

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Fly Aladdin Acquisition Facility

As of June 30, 2020, the Company had an aggregate of $240.9 million principal amount outstanding of Series B loans under its term loan facility (the “Fly Aladdin Acquisition Facility”), which were secured by 14 aircraft. Series B loans have a maturity date of June 15, 2023.

The interest rate on Series B loans is based on three-month LIBOR, plus an applicable margin of 1.80% per annum. The Company makes scheduled quarterly payments of principal and interest on the loans in accordance with a fixed amortization schedule.

Borrowings are secured by the aircraft and related leases, and the equity and beneficial interests in the aircraft owning and leasing subsidiaries. In addition, Fly has provided a guaranty of certain of the representations, warranties and covenants under the Fly Aladdin Acquisition Facility (including, without limitation, the borrowers’ special purpose covenants), as well as the obligations, upon the occurrence of certain conditions, to deposit maintenance reserves and security deposits received into pledged accounts.

The facility contains operating covenants, including covenants that the borrowers maintain a (i) debt service coverage ratio and (ii) LTV ratio of (a) 71% through June 14, 2020, (b) 68% from June 15, 2020 through December 14, 2020, (c) 65% from December 15, 2020 through June 14, 2021, (d) 63.5% from June 15, 2021 through December 14, 2021, (e) 62% from December 15, 2021 through June 14, 2022, (f) 60% from June 15, 2022 through December 14, 2022 and (g) 58% thereafter. The LTV is based on the average of the half-life adjusted current market value of all financed aircraft as determined by three independent appraisers on a semi-annual basis.

Upon the occurrence of certain events, including a breach of the debt service coverage ratio continuing for two consecutive quarterly payment dates, Fly will be required to deposit, or cause the borrowers to deposit, all maintenance reserves and security deposits received under the associated leases into pledged accounts. Also, upon the occurrence of a breach of the LTV ratio and certain other events, all cash collected will be applied to repay the outstanding principal balance of the Series B loans until such breach is cured. As a consequence of entering into deferral agreements with the Company’s lessees, it is expected that the debt service coverage ratio will not be satisfied for a second time in the second half of 2020, and as a result, the Company will be required to deposit approximately $8.0 million in cash maintenance reserves and security deposits received under the leases into pledged accounts.

Fly Aladdin Engine Funding Facility

As of June 30, 2020, the Company had $41.6 million principal amount outstanding under a term loan facility (the “Fly Aladdin Engine Funding Facility”), which was secured by seven engines. Fly has guaranteed all payments under this facility. The loans have maturity dates ranging from December 31, 2021 to April 30, 2022.

The interest rates for the borrowings range from 4.94% to 4.96% per annum, per engine. The Company is required to make scheduled monthly payments of principal and interest in accordance with an amortization schedule.

The loans are secured by the engines and related leases and the Company’s equity and beneficial interests in the engine owning entities. The Fly Aladdin Engine Funding Facility contains customary covenants, including various reporting requirements. A violation of any of these covenants could result in a default under the Fly Aladdin Engine Funding Facility.

Other Aircraft Secured Borrowings

The Company has entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of June 30, 2020, the Company had $577.6 million principal amount outstanding of other aircraft secured borrowings, which were secured by 13 aircraft. Of this amount, $294.7 million was recourse to Fly.

These borrowings are structured as individual loans secured by pledges of the Company’s rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans and may be subject to financial and operating covenants in connection therewith. The maturity dates of these loans range from December 2020 to June 2028. The loan scheduled to mature in December 2020 will require a balloon principal payment of $10.6 million.

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10. DERIVATIVES

Derivatives are used by the Company to manage its exposure to identified risks, such as interest rate and foreign currency exchange fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments due on borrowings associated with aircraft with fixed rate rentals. As of June 30, 2020, the Company had $1.0 billion of floating rate debt associated with aircraft with fixed rate rentals.

Interest rate swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on either the one-month or three-month LIBOR applied to the notional amounts over the life of the contracts. As of June 30, 2020 and December 31, 2019, the Company had interest rate swap contracts with notional amounts aggregating $0.7 billion and $0.8 billion, respectively. The unrealized fair value loss on the interest rate swap contracts, reflected as derivative liabilities, was $55.8 million and $27.9 million as of June 30, 2020 and December 31, 2019, respectively.

To mitigate its exposure to foreign currency exchange fluctuations, the Company entered into a cross currency swap contract in 2018 in conjunction with a lease in which a portion of the lease rental is denominated in Euros. Pursuant to such cross currency swap, the Company receives U.S. dollars based on a fixed conversion rate through the maturity date of the swap contract. Over the remaining life of the cross currency swap contract, the Company expects to receive $53.6 million in U.S. dollars. The unrealized fair value gain, reflected as a derivative asset, was $6.3 million and $4.8 million as of June 30, 2020 and December 31, 2019, respectively.

During the three and six months ended June 30, 2020, the Company recorded $3.4 million and $5.3 million, respectively, of interest expense in the consolidated statements of income from its interest rate swap contracts. The Company also recognized $0.4 million and $0.8 million, respectively, of rental revenue, included in operating lease revenue in the consolidated statements of income, under its cross currency swap contract during the three and six months ended June 30, 2020.

During the three and six months ended June 30, 2019, the Company recorded $0.2 million and $0.7 million, respectively, of interest expense in the consolidated statements of income from its interest rate swap contracts. The Company also recognized $0.3 million and $0.7 million, respectively, of rental revenue, included in operating lease revenue in the consolidated statements of income, under its cross currency swap contract during the three and six months ended June 30, 2019.

The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of the Company’s credit risk in valuing derivative liabilities.

The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves and credit spreads.

Designated Derivatives

The Company’s cross currency swap and certain of its interest rate derivatives have been designated as cash flow hedges. Changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.

As of June 30, 2020, the Company had the following designated derivative instrument classified as derivative asset on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Contracted Fixed Conversion Rate to U.S. Dollar	Total Contracted USD to be Received	Credit Risk Adjusted Fair Value	Gain Recognized in Accumulated Comprehensive Loss, Net of Deferred Tax
Cross currency swap contract	1	11/26/25	1 Euro to $1.3068	$53,640	$6,266	$5,482
Accrued rent				—	19	—
Total - designated derivative asset	1			$53,640	$6,285	$5,482

Index
As of June 30, 2020, the Company had the following designated derivative instruments classified as derivative liabilities on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Value	Loss Recognized in Accumulated Comprehensive Loss, Net of Deferred Tax
Interest rate swap contracts	30	2/9/23 - 12/8/25	2.28% - 3.13%	$715,142	$(53,004)	$(45,439)
Accrued interest				—	(1,866)	—
Total – designated derivative liabilities	30			$715,142	$(54,870)	$(45,439)

Dedesignated Derivatives

Certain of the Company’s interest rate swap contracts no longer qualify for hedge accounting and have been dedesignated. As of June 30, 2020, the Company had the following dedesignated derivative instruments classified as derivative liabilities on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Value	Loss Recognized in Accumulated Comprehensive Loss, Net of Deferred Tax
Interest rate swap contracts	3	6/15/23	2.66% - 2.68%	$15,007	$(928)	$(240)
Accrued interest				—	(47)	—
Total – dedesignated derivative liabilities	3			$15,007	$(975)	$(240)

During the six months ended June 30, 2019, one interest rate swap contract matured and one other interest rate swap contract was terminated.

11. INCOME TAXES

Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Luxembourg, Australia and Malta that are tax residents in those jurisdictions. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. Historically, most of the Company’s operating income has been trading income in Ireland.

The Company’s effective tax rates were 15.9% and 12.6% for the three and six months ended June 30, 2020, respectively, and 12.0% and 9.0% for the three and six months ended June 30, 2019, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to changes in valuation allowances and the amount of income earned by the Company in different tax jurisdictions. During the six months ended June 30, 2019, the Company also recorded a benefit for an interest payment made by a subsidiary that previously did not meet the recognition threshold. The Company utilized this benefit as group relief to offset income tax on repatriated earnings for which a deferred tax liability was previously recorded.

The Company recognizes a valuation allowance if, based on the weight of available evidence, it is more-likely-than-not (likelihood of more than 50 percent) that some portion, or all, of its deferred tax asset will not be realized. Future realization of a deferred tax asset depends on the existence of sufficient taxable income of the appropriate character in the carryforward period under the tax law.

The Company had no unrecognized tax benefits as of June 30, 2020 or December 31, 2019.

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12. SHAREHOLDERS’ EQUITY

In August 2019, the Company’s board of directors approved a $50.0 million share repurchase program expiring in September 2020. Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. As of June 30, 2020, there was $43.5 million remaining under the current authorization.

During the six months ended June 30, 2020, Fly repurchased 417,341 shares at an average price of $15.57 per share, or $6.5 million, before commissions and fees. During the three months ended June 30, 2019, Fly repurchased 1,470,353 shares at an average price of $16.53 per share, or $24.3 million, before commissions and fees. During the six months ended June 30, 2019, Fly repurchased 1,667,945 shares at an average price of $16.18 per share, or $27.0 million, before commissions and fees.

No dividends were declared or paid during the three and six months ended June 30, 2020 and 2019.

13. SHARE-BASED COMPENSATION

On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) permitting the issuance of up to 1,500,000 share grants in the form of (i) stock appreciation rights (“SARs”); (ii) restricted stock units (“RSUs”); (iii) nonqualified stock options; and (iv) other stock-based awards. The Company has issued all shares available under the 2010 Plan. Since June 30, 2015, all SARs and RSUs granted under the 2010 Plan have vested. During the six months ended June 30, 2019, 227,386 SARs were exercised at a weighted average price of $12.49 per share. At June 30, 2020, there were 14,025 SARs outstanding and exercisable at a weighted average exercise price of $12.95 per share.

14. EARNINGS PER SHARE

The following table sets forth the calculation of basic and diluted earnings per common share using the two-class method, in which dividends attributable to SARs, if any, are deducted from net income in determining net income attributable to common shareholders (dollars in thousands, except per share data):

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Numerator
Net income attributable to common shareholders	$9,606	$54,050	$47,678	$99,015
Denominator
Weighted average shares outstanding-Basic	30,481,069	32,053,830	30,623,455	32,341,674
Dilutive common equivalent shares:
SARs	—	133,285	—	55,043
Weighted average shares outstanding-Diluted	30,481,069	32,187,115	30,623,455	32,396,717
Earnings per share:
Basic
Distributed earnings	$—	$—	$—	$—
Undistributed income	$0.32	$1.69	$1.56	$3.06
Basic earnings per share	$0.32	$1.69	$1.56	$3.06
Diluted
Distributed earnings	$—	$—	$—	$—
Undistributed income	$0.32	$1.68	$1.56	$3.06
Diluted earnings per share	$0.32	$1.68	$1.56	$3.06

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common shareholders by the sum of the weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period, excluding the effect of any anti-dilutive securities.

SARs granted by the Company that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities (see Note 13). Net income available to common shareholders is determined by reducing the Company’s net income for the period by dividend equivalents paid on vested SARs during the period.

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15. COMMITMENTS AND CONTINGENCIES

From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.

In 2016, the Company entered into agreements with third-party lessors to guarantee the residual value of three aircraft subject to twelve-year leases (“RVGs”) and received residual value guarantee fees totaling $6.6 million, which are being amortized over a twelve-year period. The third-party lessors may exercise their rights under the RVGs by issuing a notice eleven months prior to the respective lease maturity requiring the Company to purchase the aircraft on such date. The RVGs will terminate if not exercised accordingly. During each of the three and six months ended June 30, 2020 and 2019, the Company recognized income of $0.1 million and $0.3 million, respectively.

On February 28, 2018, the Company agreed to acquire 21 Airbus A320neo family aircraft to be leased to AirAsia Group Berhad (“AirAsia”) and its affiliated airlines as the aircraft deliver from the manufacturer (“Portfolio B”). The first of these aircraft was delivered in the fourth quarter of 2019. The Company also acquired options to purchase up to 20 Airbus A320neo family aircraft, not subject to lease, delivering from the manufacturer (“Portfolio C”). The Company did not exercise its options with respect to any of the Portfolio C aircraft delivering in 2019. In August 2019, the Company exercised options with respect to eight Portfolio C aircraft to be delivered in 2020 and 2021. The Company has options remaining to purchase up to nine Portfolio C aircraft delivering between 2021 and 2025. Due to the impact of COVID-19, the Company expects that the delivery of the Portfolio B and Portfolio C aircraft will be delayed and that no aircraft will deliver under these agreements in 2020.

16. RELATED PARTY TRANSACTIONS

BBAM is entitled to receive a servicing fee equal to 3.5% of the aggregate amount of rents actually collected, plus an administrative fee of $1,000 per aircraft per month. Under the Term Loan, the Magellan Acquisition Limited Facility and the Fly Aladdin Acquisition Facility, BBAM is also entitled to an administrative fee of $10,000 per month. Under the Fly Aladdin Engine Funding Facility, BBAM is entitled to receive a servicing fee equal to 3.5% of monthly rents actually collected and an administrative fee equal to $1,000 per month. In connection with the repayment of the Fly Acquisition III Facility in October 2019, the servicing agreement, which also entitled BBAM to an administrative fee of $10,000 per month, was terminated.

For the three and six months ended June 30, 2020, BBAM received servicing and administrative fees totaling $3.1 million and $6.5 million, respectively. For the three and six months ended June 30, 2019, BBAM received servicing and administrative fees totaling $3.9 million and $8.0 million, respectively.

BBAM also is entitled to receive an acquisition fee of 1.5% of the gross acquisition cost for any aviation asset purchased by the Company, and a disposition fee of 1.5% of the gross proceeds for any aviation asset sold by the Company. During the three and six months ended June 30, 2020, the Company incurred $0.7 million and $1.1 million of acquisition fees, respectively, payable to BBAM. During the three and six months ended June 30, 2019, the Company incurred $0.9 million of acquisition fees. During the six months ended June 30, 2020, the Company incurred disposition fees of $2.9 million, payable to BBAM. During the three and six months ended June 30, 2019, the Company incurred disposition fees of $3.1 million and $7.1 million, respectively, payable to BBAM.

In addition, Fly pays an annual management fee to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to the Company. The management fee is adjusted each calendar year by (i) 0.3% of the change in the book value of the Company’s aircraft portfolio during the preceding year, up to a $2.0 billion increase over $2.7 billion and (ii) 0.25% of the change in the book value of the Company’s aircraft portfolio in excess of $2.0 billion, with a minimum management fee of $5.0 million. The management fee is also subject to an annual CPI adjustment applicable to the prior calendar year. For the three and six months ended June 30, 2020, the Company incurred management fees of $2.0 million and $3.9 million, respectively. For the three and six months ended June 30, 2019, the Company incurred management fees of $2.4 million and $4.8 million, respectively.

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17. FAIR VALUE OF FINANCIAL INSTRUMENTS

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy levels give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are disclosed by level within the following fair value hierarchy:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable and borrowings. Fair value of an asset is defined as the price a seller would receive in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that an obligor would pay to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

Where available, the fair value of the Company’s investment in equity certificates, notes payable and debt facilities is based on observable market prices or parameters or derived from such prices or parameters (Level 2). For the three and six months ended June 30, 2020, the Company recognized an unrealized fair value loss of $1.1 million and $10.5 million, respectively, on its investment in equity certificates to write down the equity certificates to estimated fair value.

Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms (Level 3). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of its credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Fly’s investment in an unconsolidated subsidiary and flight equipment held for operating lease, net. Fly accounts for its investment in an unconsolidated subsidiary under the equity method and records impairment when its fair value is less than its carrying value and the Company determines that the decline is other-than-temporary (Level 3).

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment and use Level 3 inputs which include assumptions as to future cash flows associated with the use of an aircraft and eventual disposition of such aircraft. The Company will record an impairment charge if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset.

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The carrying amounts and fair values of certain of the Company’s debt instruments are as follows (dollars in thousands):

	As of June 30, 2020		As of December 31, 2019
	Principal Amount Outstanding	Fair Value	Principal Amount Outstanding	Fair Value
Term Loan	$374,162	$314,296	$385,364	$385,364
Magellan Acquisition Limited Facility	265,414	241,195	278,684	278,684
Fly Aladdin Acquisition Facility	240,890	196,211	272,343	272,343
2021 Notes	325,000	299,423	325,000	331,207
2024 Notes	300,000	249,000	300,000	314,070

As of June 30, 2020 and December 31, 2019, the categorized assets and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows (dollars in thousands):

	Level 1	Level 2	Level 3	Total
June 30, 2020:
Derivative assets	—	$6,285	—	$6,285
Derivative liabilities	—	55,845	—	55,845
Investment in equity certificates	—	5,553	—	5,553
December 31, 2019:
Derivative assets	—	$4,824	—	$4,824
Derivative liabilities	—	27,943	—	27,943
Investment in equity certificates	—	16,048	—	16,048

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Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our (i) consolidated financial statements and related notes included elsewhere in this Interim Report and (ii) Annual Report on Form 20-F for the year ended December 31, 2019. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note.”

Overview

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. We are principally engaged in purchasing commercial aircraft and aircraft equipment, which we lease under multi-year contracts to a diverse group of airlines throughout the world.

Although we are organized under the laws of Bermuda, we are a resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.

For the three and six months ended June 30, 2020, we had net income of $9.6 million and $47.7 million or diluted earnings per share of $0.32 and $1.56, respectively. Net cash flows provided by operating activities for the six months ended June 30, 2020 totaled $54.9 million. Net cash flows provided by investing activities totaled $72.0 million and net cash flows used in financing activities totaled $155.9 million for the six months ended June 30, 2020.

AirAsia Transactions

On February 28, 2018, we agreed to acquire 21 Airbus A320neo family aircraft to be leased to AirAsia Group Berhad (“AirAsia”) and its affiliated airlines as the aircraft deliver from the manufacturer (“Portfolio B”). The first of these aircraft delivered in the fourth quarter of 2019. We also acquired options to purchase up to 20 Airbus A320neo family aircraft, not subject to lease (“Portfolio C”). We did not exercise our options with respect to any of the Portfolio C aircraft delivering in 2019. In August 2019, we exercised options with respect to eight Portfolio C aircraft to be delivered in 2020 and 2021. We have options remaining to purchase up to nine Portfolio C aircraft delivering between 2021 and 2025. Due to the impact of COVID-19, we expect that the delivery of the Portfolio B and Portfolio C aircraft will be delayed, and that no aircraft will deliver under these agreements in 2020.

Sale of Six Aircraft to Horizon III

On October 31, 2019, we agreed to sell six aircraft to Horizon Aircraft Finance III Limited and Horizon Aircraft Finance III LLC (together, “Horizon III”) for an aggregate base purchase price of $150.5 million, subject to adjustment based on rents and maintenance reserves in respect of the aircraft (the “Horizon III Transaction”). We delivered one aircraft to Horizon III during the fourth quarter of 2019 and the remaining five aircraft during the first quarter of 2020. The aircraft in Horizon III’s portfolio are serviced and managed by affiliates of BBAM LP, whose affiliates also manage and service our aircraft portfolio. We also purchased $3.1 million, or 3%, of the equity certificates issued by Horizon III Limited in connection with the Horizon III Transaction, which are subject to a seven-year lock-up agreement.

Market Conditions

The airline industry is cyclical, and subject to macroeconomic, geopolitical and other risks which may negatively impact airline profitability or create volatility in the aircraft leasing market. Global passenger air traffic grew and the airline industry was profitable in every year from 2012 to 2019. However, because of the effects of the COVID-19 pandemic on air travel, global passenger air traffic and load factors will decline significantly in 2020 and are not expected to recover to pre-pandemic levels until at least 2024. As of  July 30, 2020, the International Air Transport Association (“IATA”) estimated $84 billion of airline industry losses globally in 2020 and a 60% decline in airline passenger revenues compared to 2019. IATA expects a slow recovery beginning in the second half of the year and losses continuing into 2021 although at lesser levels than in 2020.

The COVID-19 pandemic will severely and negatively impact the financial health of some airlines and already has led some airlines to enter bankruptcy proceedings. For example, one of our lessees, Grupo Aeroméxico, entered bankruptcy proceedings in June 2020 and rejected its lease of our aircraft. In addition, the global grounding of the B737 MAX aircraft since March 2019 and the lack of clarity regarding when the B737 MAX aircraft will return to service and when Boeing will resume deliveries creates further doubt about the financial health of certain airlines and the recovery of airline travel. Finally, uncertainty about geopolitical events and pressures such as environmental impact concerns, Brexit and ongoing U.S.-China trade tensions could affect the economic health of airlines and the aircraft leasing market. These and other factors, known and unknown, may adversely affect the airline industry and the airline leasing market in 2020 and beyond.

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Long term, we believe world air traffic will recover, and coupled with airlines’ need to renew their fleets, will fuel demand for commercial aircraft and as a result will drive growth in the aircraft leasing market.

Impact of COVID-19 Pandemic on Operations

Fly and BBAM have implemented a comprehensive set of actions to support our operations during the COVID-19 pandemic. As of June 30, 2020, the principal offices of Fly and BBAM were closed in compliance with local shelter-in-place orders. BBAM has implemented work-from-home policies and other measures intended to maintain the health and safety of employees and contractors and to support its, and our, operational needs until such orders are lifted.

Critical Accounting Policies and Estimates

Fly prepares its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is a significant factor affecting the reported carrying values of flight equipment, deferred tax assets, liabilities and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. Despite our best efforts to accurately estimate such amounts, actual results could differ from those estimates. We have made no significant changes in our critical accounting policies and significant estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on February 28, 2020 (the “2019 Annual Report”).

It is likely that there will be negative effects of the COVID-19 pandemic that we cannot presently predict, including near term effects, which may have a material adverse effect on our results of operations, financial condition and cash flows. Due to worldwide government-imposed travel restrictions, flight cancellations, and a severe decline in passenger demand for air travel, we are currently in active discussions with our impacted lessees and we have entered into agreements to defer lease payments with some of our lessees. As a result, we anticipate a decline in our cash rent collections for the remainder of 2020. Our estimates of the amount of rent ultimately collectible from our lessees, which impacts revenue recognition, have a higher degree of uncertainty due to the COVID-19 pandemic, and these estimates could change in the near term. Further, the impact of COVID-19 on the airline industry may result in changes to our assumptions used to evaluate impairment of flight equipment, including the level of future rents, the residual value of the flight equipment and estimated downtime between re-leasing events. Future changes to our assumptions, which could be caused by airline bankruptcies or otherwise, could result in impairment charges, and these charges could be material.

Operating Results

As of June 30, 2020, we had 86 aircraft and seven engines in our portfolio. Of the 86 aircraft, 81 were held for operating lease, one was classified as an investment in finance lease and four aircraft were off-lease. As of June 30, 2019, we had 98 aircraft and seven engines in our portfolio. Of the 98 aircraft, 84 were held for operating lease, one was classified as an investment in finance lease, 12 were classified as flight equipment held for sale and one aircraft was off-lease.

We classify flight equipment as held for sale when we commit to and commence a plan of sale that is reasonably expected to be completed within one year and satisfies other criteria. We recognize revenue from each aircraft until the date that such aircraft is delivered to the purchaser and cease to recognize depreciation as of the date the aircraft is classified as flight equipment held for sale.

During the six months ended June 30, 2020, we sold six aircraft and two engines as the result of an aircraft part-out for an aggregate gain on sale of aircraft of $31.7 million.

At June 30, 2020, we had five lessees, which leased a total of seven aircraft, on non-accrual status, as we had determined that it was not probable that we would receive the economic benefits of the leases, principally due to (i) the lessees’ failure to pay rent and overhaul payments on a timely basis and (ii) the lessees’ financial condition. During the three and six months ended June 30, 2020, we recognized $2.4 million and $6.8 million, respectively, of operating lease revenue from these lessees. At June 30, 2019, we had three lessees, which leased a total of four aircraft, on non-accrual status. During the three and six months ended June 30, 2019, we recognized $5.7 million and $8.3 million, respectively, of operating lease revenue from these lessees.

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We receive lease revenue from flight equipment under operating leases. Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured. If the revenue amounts do not meet these criteria, recognition is delayed until the criteria is met. Contingent rents are recognized as revenue when the contingency is resolved. Revenue is not recognized when we determine that collection is not reasonably assured.

We maintain a provision for uncollectible operating lease receivables for losses we estimate will arise from our lessees’ inability to make their required lease payments. We evaluate the collectability of rent receivables and determine the appropriate provision for uncollectible operating lease receivables based on historical experience and a review of specific lessees. During the three and six months ended June 30, 2020, we recorded a provision for uncollectible operating lease receivables of $2.0 million.

We have agreed with many of our lessees to defer their payment obligations to us under their leases. We are expecting deferral agreements with lessees representing approximately 65% of our fleet. In general, such deferrals of at least partial rent are expected to be for an average of seven months with a majority of deferrals to be repaid by the end of 2021.

Presented below are our expected rent deferrals and deferral repayments as of June 30, 2020.

	Rent Deferrals	Deferral Repayments
	(Dollars in thousands)
January 1 through June 30, 2020	$39,200	$—
July 1 through December 31, 2020	32,925	13,494
Year ending December 31, 2021	10,648	36,822
Thereafter	—	32,457
Total	$82,773	$82,773

We expect that we may grant additional payment deferrals and extend the periods of repayment, and if the financial condition of our airline customers does not improve, we may grant further accommodation to some of our lessees. There can be no assurance that our lessees will make their payments in accordance with the deferral terms during the expected repayment periods.

Rental income from aircraft and aircraft equipment is recognized on a straight-line basis over the initial term of the respective lease. Changes to the timing of cash rent receipts, such as under rent deferral arrangements, do not generally affect the total amount of consideration to be received under the lease and therefore do not typically impact revenue recognition, provided that we determine collection of rents is reasonably assured.

During the second quarter of 2020, we collected 84% of rent due after giving effect to executed and expected lease deferral arrangements and 47% of our pre-deferral contracted rent.

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Management’s discussion and analysis of operating results presented below pertain to the consolidated statements of income of Fly for the three and six months ended June 30, 2020 and 2019.

Consolidated Statements of Income for the three months ended June 30, 2020 and 2019

	Three months ended
	June 30, 2020	June 30, 2019
	(Dollars in thousands)
Revenues
Operating lease revenue	$79,117	$128,623
Finance lease revenue	141	156
Gain on sale of aircraft	—	16,078
Interest and other income	704	2,176
Total revenues	79,962	147,033

Expenses
Depreciation	31,977	37,303
Interest expense	25,284	35,439
Selling, general and administrative	7,093	9,438
Provision for uncollectible operating lease receivables	2,000	—
Loss on derivatives	65	255
Fair value loss on marketable securities	1,083	—
Loss on extinguishment of debt	—	1,541
Maintenance and other costs	1,032	1,625
Total expenses	68,534	85,601

Net income before provision for income taxes	11,428	61,432
Provision for income taxes	1,822	7,382
Net income	$9,606	$54,050

	Three months ended		Increase/
	June 30, 2020	June 30, 2019	(Decrease)
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$79,843	$101,108	$(21,265)
End of lease income	227	28,823	(28,596)
Amortization of lease incentives	(703)	(1,319)	616
Amortization of lease premium, discounts and other	(250)	11	(261)
Total operating lease revenue	$79,117	$128,623	$(49,506)

For the three months ended June 30, 2020, operating lease revenue totaled $79.1 million, a decrease of $49.5 million compared to the three months ended June 30, 2019. The decrease was primarily due to (i) a decrease of $28.6 million from end of lease income recognized, (ii) a decrease of $24.5 million in lease revenue from aircraft sold in 2019 and 2020, (iii) a decrease of $4.1 million from lessees on non-accrual and (iv) a decrease of $1.6 million in lease revenue related to leases with floating rate rents. The decrease was partially offset by an increase in lease revenue of $9.0 million from aircraft purchased in 2019 and 2020.

During the three months ended June 30, 2019, we sold seven aircraft and recognized an aggregate gain on sale of aircraft of $16.1 million. We did not sell any aircraft during the three months ended June 30, 2020.

Interest and other income totaled $0.7 million for the three months ended June 30, 2020, a decrease of $1.5 million compared to the three months ended June 30, 2019. The decrease was primarily due to lower interest earned on deposits in bank accounts.

Depreciation expense was $32.0 million for the three months ended June 30, 2020, a decrease of $5.3 million compared to the three months ended June 30, 2019. The decrease was primarily due to a reduction in depreciation on aircraft sold in 2019 and 2020 and stoppage of depreciation on aircraft classified as held for sale in 2019. This decrease was partially offset by depreciation on aircraft acquired in 2019 and 2020.

Index

Interest expense totaled $25.3 million for the three months ended June 30, 2020, a decrease of $10.2 million compared to the three months ended June 30, 2019. The decrease was primarily due to a reduction in interest resulting from debt repayments associated with aircraft sales and repayment of the Fly Acquisition III Facility in October 2019. The decrease was slightly offset by an increase in swap interest expense.

Selling, general and administrative expenses were $7.1 million for the three months ended June 30, 2020, a decrease of $2.3 million compared to the three months ended June 30, 2019. The decrease was primarily due to (i) a decrease of $1.3 million in servicing and management fees paid to BBAM and our Manager due to a decrease in fleet size and (ii) a decrease of $0.9 million in legal fees relating to fleet activity.

During the three months ended June 30, 2020, we recorded a provision for uncollectible operating lease receivables of $2.0 million. We did not record any provision for uncollectible operating lease receivables during the three months ended June 30, 2019.

For the three months ended June 30, 2020, we recognized an unrealized fair value loss on marketable securities of $1.1 million related to the write down of our equity certificates to estimated fair value. After the write-down, the carrying value of our investment in equity certificates was reduced to $5.6 million as of June 30, 2020. We expect the fair value of our investment in equity certificates may be volatile in 2020 as the COVID-19 pandemic continues to affect the market for such securities.

During the three months ended June 30, 2019, we incurred debt extinguishment costs totaling $1.5 million due to debt repayments associated with aircraft sales. We did not incur any debt extinguishment costs during the three months ended June 30, 2020.

Provision for income taxes was $1.8 million and $7.4 million for the three months ended June 30, 2020 and 2019, respectively. We are tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. Our effective tax rates were 15.9% and 12.0% for the three months ended June 30, 2020 and 2019, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to changes in valuation allowances and the amount of income earned by us in different tax jurisdictions.

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Consolidated Statements of Income for the six months ended June 30, 2020 and 2019

	Six months ended
	June 30, 2020	June 30, 2019
	(Dollars in thousands)
Revenues
Operating lease revenue	$166,557	$233,875
Finance lease revenue	286	316
Gain on sale of aircraft	31,717	43,698
Interest and other income	2,957	3,847
Total revenues	201,517	281,736

Expenses
Depreciation	63,608	74,888
Interest expense	52,439	73,618
Selling, general and administrative	14,757	18,160
Provision for uncollectible operating lease receivables	2,000	—
Loss on derivatives	572	272
Fair value loss on marketable securities	10,495	—
Loss on extinguishment of debt	850	3,710
Maintenance and other costs	2,216	2,223
Total expenses	146,937	172,871

Net income before provision for income taxes	54,580	108,865
Provision for income taxes	6,902	9,850
Net income	$47,678	$99,015

	Six months ended		Increase/
	June 30, 2020	June 30, 2019	(Decrease)
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$165,378	$206,436	$(41,058)
End of lease income	2,654	30,387	(27,733)
Amortization of lease incentives	(1,317)	(2,951)	1,634
Amortization of lease premium, discounts and other	(158)	3	(161)
Total operating lease revenue	$166,557	$233,875	$(67,318)

For the six months ended June 30, 2020, operating lease revenue totaled $166.6 million, a decrease of $67.3 million compared to the six months ended June 30, 2019. The decrease was primarily due to (i) a decrease of $51.0 million in lease revenue from aircraft sold in 2019 and 2020, (ii) a decrease of $27.7 million from end of lease income recognized, (iii) a decrease of $3.9 million from lessees on non-accrual (iv) a decrease of $2.7 million in lease revenue related to leases with floating rate rents and (v) a decrease of $2.3 million from lower lease rates on lease extensions and remarketings. The decrease was partially offset by (i) an increase in lease revenue of $18.8 million from aircraft purchased in 2019 and 2020 and (ii) a decrease of $1.6 million in lease incentive amortization.

During the six months ended June 30, 2020, we sold six aircraft and two engines as the result of an aircraft part-out and recognized an aggregate gain on sale of aircraft of $31.7 million. During the six months ended June 30, 2019, we sold 17 aircraft and recognized an aggregate gain on sale of aircraft of $43.7 million.

Interest and other income totaled $3.0 million for the six months ended June 30, 2020, a decrease of $0.9 million compared to the six months ended June 30, 2019. The decrease was primarily due to lower interest earned on deposits in bank accounts, partially offset by miscellaneous income.

Depreciation expense was $63.6 million for the six months ended June 30, 2020, a decrease of $11.3 million compared to the six months ended June 30, 2019. The decrease was primarily due to a reduction in depreciation on aircraft sold in 2019 and 2020 and stoppage of depreciation on aircraft classified as held for sale in 2019. This decrease was partially offset by depreciation on aircraft acquired in 2019 and 2020.

Index

Interest expense totaled $52.4 million for the six months ended June 30, 2020, a decrease of $21.2 million compared to the six months ended June 30, 2019. The decrease was primarily due to (i) a reduction in interest resulting from debt repayments associated with aircraft sales, redemption of the Securitization Notes in March 2019 and repayment of the Fly Acquisition III Facility in October 2019 and (ii) termination of the Fly Acquisition III Facility commitment fees upon expiry of the commitment period on February 26, 2019. The decrease was slightly offset by an increase in swap interest expense.

Selling, general and administrative expenses were $14.8 million for the six months ended June 30, 2020, a decrease of $3.4 million compared to the six months ended June 30, 2019. The decrease was primarily due to (i) a decrease of $2.4 million in servicing and management fees paid to BBAM and our Manager due to a decrease in fleet size and (ii) a decrease of $0.9 million in legal fees relating to fleet activity.

During the six months ended June 30, 2020, we recorded a provision for uncollectible operating lease receivables of $2.0 million. We did not record any provision for uncollectible operating lease receivables during the six months ended June 30, 2019.

For the six months ended June 30, 2020, we recognized an unrealized fair value loss on marketable securities of $10.5 million related to the write down of our equity certificates to estimated fair value. After the write-down, the carrying value of our investment in equity certificates was reduced to $5.6 million as of June 30, 2020. We expect the fair value of our investment in equity certificates may be volatile in 2020 as the COVID-19 pandemic continues to affect the market for such securities.

During the six months ended June 30, 2020, we incurred debt extinguishment costs totaling $0.9 million due to debt repayments. During the six months ended June 30, 2019, we incurred debt extinguishment costs totaling $3.7 million due to (i) the redemption of the Securitization Notes and (ii) debt repayments associated with aircraft sales.

Provision for income taxes was $6.9 million and $9.9 million for the six months ended June 30, 2020 and 2019, respectively. We are tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. Our effective tax rates were 12.6% and 9.0% for the six months ended June 30, 2020 and 2019, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to changes in valuation allowances and the amount of income earned by us in different tax jurisdictions. During the six months ended June 30, 2019, we also recorded a benefit for an interest payment made by a subsidiary that previously did not meet the recognition threshold. We utilized this benefit as group relief to offset income tax on repatriated earnings for which a deferred tax liability was previously recorded.

Liquidity and Capital Resources

Overview

Our business is very capital intensive, requiring significant investment to maintain and expand our fleet. We have pursued a strategy of disciplined fleet growth. During the six months ended June 30, 2020, we spent $73.3 million to acquire flight equipment. In 2019, we spent $331.5 million to acquire flight equipment.

We also have pursued opportunistic aircraft sales to rejuvenate our fleet. During the six months ended June 30, 2020, we sold six aircraft and two engines as the result of an aircraft part-out. In 2019, we sold 35 aircraft.

We finance our business with unrestricted cash, cash generated from flight equipment leases, aircraft sales and debt financings. At June 30, 2020, we had $289.0 million of unrestricted cash. We also had 21 unencumbered aircraft with an aggregate book value of $597.9 million.

In recent years, our debt financing strategy has been to diversify our lending sources and to utilize both secured and unsecured debt financing. Unsecured borrowings provide us with greater operational flexibility. Secured, recourse debt financing enables us to take advantage of favorable pricing and other terms compared to secured non-recourse debt, which we also continue to utilize.

Our 2021 Notes will mature on October 15, 2021. Subject to market conditions, we plan to refinance these notes in advance of their maturity date.

Our sources of operating cash flows are principally management fees, distributions and interest payments made to us by our subsidiaries. These payments by our subsidiaries may be restricted by applicable local laws and debt covenants.

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We cannot predict the full extent to which COVID-19 will adversely impact our business, results of operations, financial condition, cash flows and growth prospects. The ultimate impact of COVID-19 will depend on certain developments, including, among others, the impact of the pandemic on our lessees and the magnitude and duration of the crisis. The longer the pandemic persists, the more material the ultimate effects are likely to be. The COVID-19 pandemic has already negatively impacted the financial health of airlines and has led some airlines to enter bankruptcy proceedings. We have agreed with many of our lessees to defer their payment obligations to us under their leases. There can be no assurance that our lessees will make their payments in accordance with the deferral terms during the expected repayment periods. We may also experience lessee defaults, requiring us to repossess and remarket or dispose of aircraft or engines earlier than anticipated. The return condition of the repossessed aircraft may not be as expected and we may incur unexpected maintenance costs associated with bringing the aircraft to airworthiness.

In addition, the demand for leased aircraft and engines is severely constrained. This supply and demand imbalance is likely to depress lease rates for, and the value of, the aircraft and engines in our portfolio. We may be unable to remarket or sell aircraft or engines timely and on terms favorable to us, or at all, which could result in significant storage, maintenance and reconfiguration expenses, and loss of revenues, which may have a material adverse effect on our business, results of operations, financial condition and cash flows.

However, we continue to expect that funds we receive from our subsidiaries, together with our cash on hand, cash from operations, and cash from financing activities will satisfy our liquidity needs through at least the next twelve months.

Our liquidity plans are subject to a number of risks and uncertainties, including those described under Item 3 “Key Information — Risk Factors” of our 2019 Annual Report and Item 1A. Risk Factors of this report.

Cash Flows for the six months ended June 30, 2020 and 2019

We generated cash from operations of $54.9 million and $122.8 million for the six months ended June 30, 2020 and 2019, respectively, a decrease of $67.9 million.

Cash provided by investing activities was $72.0 million and $344.6 million for the six months ended June 30, 2020 and 2019, respectively. During the six months ended June 30, 2020, we used $74.1 million of cash to purchase flight equipment. During the six months ended June 30, 2020, we sold six aircraft and two engines as the result of an aircraft part-out for net cash proceeds of $160.3 million. During the six months ended June 30, 2019, we used $61.4 million of cash to purchase flight equipment. During the six months ended June 30, 2019, we sold 17 aircraft for net cash proceeds of $410.9 million. Payments for aircraft improvement totaled $12.9 million and $2.8 million for the six months ended June 30, 2020 and 2019, respectively.

Cash used in financing activities for the six months ended June 30, 2020 and 2019 totaled $155.9 million and $333.4 million, respectively. During the six months ended June 30, 2020, we (i) made repayments on our secured borrowings totaling $154.6 million, largely in connection with aircraft sales and (ii) used $6.5 million to repurchase 417,341 shares. These payments were partially offset by (i) security deposit receipts from our lessees of $3.3 million and (ii) net maintenance reserve receipts of $1.9 million. During the six months ended June 30, 2019, we (i) made repayments on our secured borrowings totaling $325.3 million largely in connection with aircraft sales, (ii) used $27.0 million to repurchase 1,667,945 shares and (iii) returned security deposits of $1.5 million to lessees. These payments were partially offset by net maintenance reserve receipts of $20.9 million.

Maintenance Cash Flows

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives. We are not obligated to pay maintenance claims submitted by lessees who are in default under their lease agreement.

We generally expect that the aggregate maintenance reserve and lease end adjustment payments we receive from lessees will meet the aggregate maintenance contributions and lease end adjustment payments that we will be required to make. During the six months ended June 30, 2020, we received $12.0 million of maintenance payments from lessees and made maintenance payment disbursements of $10.1 million.

Share Repurchases

In August 2019, our board of directors approved a $50.0 million share repurchase program, expiring in September 2020. Under this program, Fly may make share repurchases from time to time in the open market or in privately negotiated transactions. During the six months ended June 30, 2020, we repurchased 417,341 shares at an average price of $15.57 per share, or $6.5 million, before commissions and fees.

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Financing

We finance our business with unsecured and secured borrowings. As of June 30, 2020, we were not in default under any of our borrowings.

Unsecured Borrowings

On October 3, 2014, we sold $325.0 million aggregate principal amount of unsecured 6.375% Senior Notes due 2021 (the “2021 Notes”). On October 16, 2017, we sold $300.0 million aggregate principal amount of unsecured 5.250% Senior Notes due 2024 (the “2024 Notes”).

The 2021 Notes and 2024 Notes are senior unsecured obligations of ours and rank pari passu in right of payment with any existing and future senior unsecured indebtedness of ours. The 2021 Notes have a maturity date of October 15, 2021 and the 2024 Notes have a maturity date of October 15, 2024.

Interest on the 2021 Notes and 2024 Notes is payable semi-annually on April 15 and October 15 of each year. As of each of June 30, 2020 and December 31, 2019, accrued interest on unsecured borrowings totaled $7.7 million.

Pursuant to the indentures governing the 2021 Notes and 2024 Notes, we are subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of our company and transactions with affiliates. We are also subject to certain operating covenants, including reporting requirements. Our failure to comply with any of the covenants under the indentures governing the 2021 Notes or 2024 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2021 Notes or 2024 Notes obtain an investment grade rating.

For more information about our unsecured borrowings, refer to “Item 5. Operating and Financial Review and Prospects” of our 2019 Annual Report.

Secured Borrowings

As of June 30, 2020, we had $1.6 billion principal amount outstanding on our secured borrowings.

We are subject to restrictive covenants under our secured borrowings which relate to the incurrence of debt, issuance of guarantees, incurrence of liens or other encumbrances, the acquisition, substitution, disposition and re-lease of aircraft, maintenance, registration and insurance of our aircraft, restrictions on modification of aircraft and capital expenditures, and requirements to maintain concentration limits.

Our loan agreements include events of default that are customary for these types of secured borrowings. Our failure to comply with any restrictive covenants, or any other operating covenants, may trigger an event of default under the relevant loan agreement. In addition, certain of our loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

For more information about our secured borrowings, refer to “Item 5. Operating and Financial Review and Prospects” of our 2019 Annual Report.

Securitization Notes

On March 14, 2019, B&B Air Funding redeemed all remaining aircraft lease-backed Class G-1 notes (the “Securitization Notes”) issued on October 2, 2007 and with an original maturity date of November 14, 2033, in the aggregate principal amount then-outstanding of $63.8 million. In connection with the redemption, we expensed approximately $1.9 million of debt extinguishment costs.

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Nord LB Facility

As of June 30, 2020, we had $63.3 million principal amount outstanding under our non-recourse debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by three aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by Fly’s equity interests in the aircraft owning subsidiaries, the related leases, and certain deposits.

The loans under the Nord LB Facility bear interest at one-month LIBOR plus a margin of 1.85% until the maturity date of May 14, 2021. As of June 30, 2020 and December 31, 2019, the blended weighted average interest rate for the facility was 2.03% and 3.59%, respectively, excluding the amortization of debt discounts and debt issuance costs.

Under the terms of the Nord LB Facility, we apply 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, then no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount of the associated loan.

In the event we sell any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and then to repay the outstanding amounts which finance the remaining aircraft. In addition, any maintenance reserve amounts retained by us will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft.

Term Loan

As of June 30, 2020, we had $374.2 million principal amount outstanding under our senior secured term loan (the “Term Loan”), which was secured by 26 aircraft. Fly has guaranteed all payments under the Term Loan. The maturity date of the Term Loan is August 9, 2025. The Term Loan can be prepaid in whole or in part at par.

The Term Loan bears interest at three-month LIBOR plus a margin of 1.75%. The weighted average interest rate on all outstanding amounts was 3.44% and 4.15% as of June 30, 2020 and December 31, 2019, respectively, excluding the amortization of debt discounts and debt issuance costs.

The Term Loan requires that we maintain a maximum loan-to-value ratio (“LTV”) of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers on a semi-annual basis. The Term Loan also includes certain customary covenants, including reporting requirements and maintenance of credit ratings.

Magellan Acquisition Limited Facility

As of June 30, 2020, we had $265.4 million principal amount outstanding in loans and notes under our term loan facility (the “Magellan Acquisition Limited Facility”), which was secured by nine aircraft. Fly has guaranteed all payments under this facility. The Magellan Acquisition Limited Facility has a maturity date of December 8, 2025.

The interest rate on the loans is based on one-month LIBOR plus an applicable margin of 1.65% per annum. The interest rate on the notes is a fixed rate of 3.93% per annum. The weighted average interest rate on all outstanding amounts was 3.95% and 4.11% as of June 30, 2020 and December 31, 2019, excluding the amortization of debt discounts and debt issuance costs.

The facility contains financial and operating covenants, including a covenant that Fly maintain a tangible net worth of at least $325.0 million, as well as customary reporting requirements. The borrower is required to maintain (i) an interest coverage ratio and (ii) a LTV of (a) 75% through December 8, 2020, (b) 70% from December 9, 2020 through December 8, 2022, (c) 65% from December 9, 2022 through December 8, 2024 and (d) 60% thereafter. The LTV is based on the lower of the average half-life adjusted current market value and base value of all aircraft financed under the facility as determined by three independent appraisers on an annual basis. Upon the occurrence of certain conditions, including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, the borrower will be required to deposit certain amounts of maintenance reserves and security deposits received into accounts pledged to the security trustee. Also, upon the occurrence of a breach of the interest coverage ratio, all cash collected will be applied to repay the outstanding principal balance of the loans and notes until such breach is cured.

Fly Acquisition III Facility

On October 22, 2019, we paid in full the outstanding principal balance under a revolving credit facility (the “Fly Acquisition III Facility”) with an original maturity date of February 26, 2022. We had paid commitment fees of 0.50% to 0.75% per annum to the lenders on the undrawn amount of their commitments during the availability period under the Fly Acquisition III Facility, which expired on February 26, 2019.

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The interest rate under the facility was based on one-month LIBOR plus an applicable margin of (i) 2.00% through February 26, 2019 and (ii) 2.50%, from February 27, 2019 through the repayment date of the facility.

Fly Aladdin Acquisition Facility

As of June 30, 2020, we had an aggregate of $240.9 million principal amount outstanding of Series B loans under our term loan facility (the “Fly Aladdin Acquisition Facility”), which were secured by 14 aircraft. Series B loans have a maturity date of June 15, 2023.

The interest rate on Series B loans is based on three-month LIBOR, plus an applicable margin of 1.80% per annum. The weighted average interest rate on all outstanding amounts was 4.83% and 4.85% as of June 30, 2020 and December 31, 2019, respectively, excluding the amortization of debt discounts and debt issuance costs. We make scheduled quarterly payments of principal and interest on the loans in accordance with a fixed amortization schedule.

Borrowings are secured by the aircraft and related leases, and the equity and beneficial interests in the aircraft owning and leasing subsidiaries. In addition, Fly has provided a guaranty of certain of the representations, warranties and covenants under the Fly Aladdin Acquisition Facility (including, without limitation, the borrowers’ special purpose covenants), as well as the obligations, upon the occurrence of certain conditions, to deposit maintenance reserves and security deposits received into pledged accounts.

The facility contains operating covenants, including covenants that the borrowers maintain a (i) debt service coverage ratio and (ii) LTV ratio of (a) 71% through June 14, 2020, (b) 68% from June 15, 2020 through December 14, 2020, (c) 65% from December 15, 2020 through June 14, 2021, (d) 63.5% from June 15, 2021 through December 14, 2021, (e) 62% from December 15, 2021 through June 14, 2022, (f) 60% from June 15, 2022 through December 14, 2022 and (g) 58% thereafter. The LTV is based on the average of the half-life adjusted current market value of all financed aircraft as determined by three independent appraisers on a semi-annual basis.

Upon the occurrence of certain events, including a breach of the debt service coverage ratio continuing for two consecutive quarterly payment dates, Fly will be required to deposit, or cause the borrowers to deposit, all maintenance reserves and security deposits received under the associated leases into pledged accounts. Also, upon the occurrence of a breach of the LTV ratio and certain other events, all cash collected will be applied to repay the outstanding principal balance of the Series B loans until such breach is cured. As a consequence of entering into deferral agreements with our lessees, it is expected that the debt service coverage ratio will not be satisfied for a second time in the second half of 2020, and as a result, we will be required to deposit approximately $8.0 million in cash maintenance reserves and security deposits received under the leases into pledged accounts.

Fly Aladdin Engine Funding Facility

As of June 30, 2020, we had $41.6 million principal amount outstanding under a term loan facility (the “Fly Aladdin Engine Funding Facility”), which was secured by seven engines. Fly has guaranteed all payments under this facility. The loans have maturity dates ranging from December 31, 2021 to April 30, 2022.

The interest rates for the borrowings range from 4.94% to 4.96% per annum, per engine. The weighted average interest rate on all outstanding amounts was 4.95% as of each of June 30, 2020 and December 31, 2019, excluding the amortization of debt discounts and debt issuance costs. We are required to make scheduled monthly payments of principal and interest in accordance with an amortization schedule.

The loans are secured by the engines and related leases and our equity and beneficial interests in the engine owning entities. The Fly Aladdin Engine Funding Facility contains customary covenants, including various reporting requirements. A violation of any of these covenants could result in a default under the Fly Aladdin Engine Funding Facility.

Other Aircraft Secured Borrowings

We have entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of June 30, 2020, we had $577.6 million principal amount outstanding of other aircraft secured borrowings, which were secured by 13 aircraft. Of this amount, $294.7 million was recourse to Fly. The weighted average interest rate on all outstanding amounts was 3.49% and 4.07% as of June 30, 2020 and December 31, 2019, respectively, excluding the amortization of debt discounts and debt issuance costs.

These borrowings are structured as individual loans secured by pledges of our rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans and may be subject to financial and operating covenants in connection therewith. The maturity dates of these loans range from December 2020 to June 2028. The loan scheduled to mature in December 2020 will require a balloon principal payment of $10.6 million.

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Capital Expenditures

During six months ended June 30, 2020, we purchased flight equipment for an aggregate of $73.3 million.

We expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft. As of June 30, 2020, the weighted average age of our portfolio was 8.0 years.

On February 28, 2018, we agreed to acquire 21 Airbus A320neo family aircraft to be leased to AirAsia Group Berhad and its affiliated airlines as the aircraft deliver from the manufacturer. The first of these aircraft was delivered in the fourth quarter of 2019. We also acquired options to purchase up to 20 Airbus A320neo family aircraft, not subject to lease (“Portfolio C”). We did not exercise our options with respect to any of the Portfolio C aircraft delivering in 2019. In August 2019, we exercised options with respect to eight Portfolio C aircraft to be delivered in 2020 and 2021. We have options remaining to purchase up to nine Portfolio C aircraft delivering between 2021 and 2025. Due to the impact of COVID-19, we expect that the delivery of the Portfolio B and Portfolio C aircraft will be delayed, and that no aircraft will deliver under these agreements in 2020. We expect to fund aircraft acquisitions using cash on hand and secured borrowings.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations. As of June 30, 2020, we had 82 lease agreements and seven engine lease agreements. 83 of these lease agreements had fixed lease rates and six had floating lease rates based on LIBOR. Our floating rate indebtedness requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

We have entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with our debt. We expect that these interest rate swap contracts will significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

Sensitivity Analysis

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This hypothetical disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $12.8 million on an annualized basis. A hypothetical 100 basis-point increase would have increased our revenues by $4.0 million on an annualized basis. A hypothetical 100 basis-point decrease would have decreased our revenues by $3.1 million on an annualized basis.

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The fair value of our interest rate swap contracts is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads, and measures of volatility. Changes in the fair value of a derivative that is designated and qualifies as an effective cash flow hedge are recorded in accumulated other comprehensive income, net of tax, until earnings are affected by the variability of cash flows of the hedged item. Any derivative gains and losses that do not qualify for hedge accounting treatment are recognized directly into income. As of June 30, 2020, the fair value of our interest rate swap derivative liabilities, excluding accrued interest, was $53.9 million. A 100 basis-point increase in the interest rate would reduce the fair value of our derivative liabilities by approximately $22.4 million. A 100 basis-point decrease in the interest rate would increase the fair value of our derivative liabilities by approximately $23.6 million.

Foreign Currency Exchange Risk

We receive substantially all of our revenue in U.S. Dollars. We have two leases pursuant to which we receive a portion of the rent amount in Euros. In 2018, we entered into a cross currency swap contract to mitigate our exposure to foreign currency exchange fluctuations in conjunction with one of these leases. As of June 30, 2020, the fair value of our cross currency swap derivative asset, excluding accrued rent, was $6.3 million. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate would decrease or increase the fair value of our derivative asset by approximately $4.7 million, respectively. For the other Euro denominated lease, a 10% increase or decrease in the Euro to U.S. Dollar exchange rate would increase or decrease the annual rental revenue by $0.3 million, respectively.

As of June 30, 2020, we had one aircraft secured borrowing denominated in Euros. During the six months ended June 30, 2020, we recorded an unrealized foreign currency exchange loss of $0.1 million associated with this borrowing, resulting primarily from a decrease in value of the U.S. Dollar relative to the Euro. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate on the Euro denominated borrowing at June 30, 2020 would have resulted in a $1.5 million unrealized foreign exchange loss or gain, respectively.

We pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro. Changes in the value of the U.S. Dollar relative to the Euro and other currencies may increase the U.S. Dollar cost to us to pay such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Volatility in foreign exchange rates could have a material impact on our results of operations.

Item 4. Controls and Procedures

Not applicable.

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PART II — OTHER INFORMATION

Item 1. Legal Proceedings

We are not currently a party to any litigation or other legal proceeding that may have a material adverse impact on our business or operations. However, we are and may continue to be subject to various claims and legal actions arising in the ordinary course of business.

Item 1A. Risk Factors

The information under “Risk Factors” under the heading Item 3. “Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on February 28, 2020, includes a discussion of our risk factors. The information presented below updates, and should be read in conjunction with, the risk factors and information disclosed in our Form 20-F. Except as presented below, there have been no material changes from the risk factors described in our Form 20-F. Capitalized terms used below but not defined herein have the meaning given to such terms in our Form 20-F.

Our Form 20-F is accessible on the SEC’s website at www.sec.gov as well as our website at www.flyleasing.com. The information on our website or that can be accessed through our website neither constitutes a part of this interim report nor is incorporated by reference herein.

The COVID-19 pandemic and measures implemented in response to the pandemic may have a material adverse effect on us. The longer the pandemic persists, the more material the ultimate effects are likely to be. It is likely that there will be negative effects that we cannot presently predict, including near term effects, which may have a material adverse effect on our business, results of operations, financial condition, cash flows and growth prospects.

On January 30, 2020, the spread of COVID-19 was declared a Public Health Emergency of International Concern by the World Health Organization (“WHO”), and on March 11, 2020, the WHO characterized the COVID-19 outbreak as a pandemic. The COVID-19 pandemic and the measures governments and private parties have implemented in response to the pandemic, including travel restrictions, quarantines, shelter-in-place or total lock-down orders, social distancing measures, and other business limitations and shutdowns, have caused significant economic disruption and have had, and are likely to continue to have, a material adverse effect on the demand for worldwide air travel, the airline industry and demand for commercial jet aircraft globally, all of which could have a material and adverse effect on our business, results of operations, financial condition, cash flows and growth prospects. The longer the COVID-19 pandemic persists, the more material the ultimate effects are likely to be. It is likely that there will be negative effects that we cannot presently predict, including near term effects, which may have a material adverse effect on us.

Airlines around the world have experienced a material decline in demand for their services as well as materially increased cancellations for pre-paid trips compared to historic norms, which is having, and is likely to continue to have, a material adverse effect on our lessees’ ability to fulfill their obligations under their leases to us. Moreover, additional restrictions or other events dissuading air travel may occur in the future as a result of the pandemic (including possibly in the near term), lengthening the negative effects of the COVID-19 pandemic on the airline industry, our lessees and us.

We have agreed with many of our lessees to defer their payment obligations to us under their leases. We are expecting deferral agreements with lessees representing approximately 65% of our fleet. In general, such deferrals of at least partial rent are expected to be for an average of seven months with a majority of deferrals to be repaid by the end of 2021. We therefore anticipate a decline in our cash rent collections for the remainder of 2020. During the second quarter of 2020, we collected 47% of our pre-deferral contracted rent.

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Presented below are our expected rent deferrals and deferral repayments as of June 30, 2020.

	Rent Deferrals	Deferral Repayments
	(Dollars in thousands)
January 1 through June 30, 2020	$39,200	$—
July 1 through December 31, 2020	32,925	13,494
Year ending December 31, 2021	10,648	36,822
Thereafter	—	32,457
Total	$82,773	$82,773

We expect that we may grant additional payment deferrals and extend the periods of repayment, and if the financial condition of our airline customers does not improve, we may grant further accommodation to some of our lessees. There can be no assurance that our lessees will make their payments in accordance with the deferral terms during the expected repayment periods.

If we determine that the collectability of lessee rental payments, including those subject to deferral agreements, is not reasonably assured, our results of operations will be negatively affected. Rental income from aircraft and aircraft equipment is recognized on a straight-line basis over the initial term of the respective lease, and changes to the timing of cash rent receipts, such as under rent deferral arrangements, do not typically impact revenue recognition provided that we determine collection of rents is reasonably assured. However, if we determine that collection is not reasonably assured, we are required to recognize rental revenues using a cash rather than an accrual accounting method. Under the cash method, we recognize revenue based on the lesser of the straight-line rental income or the lease payments collected from the lessee, including security deposit amounts held. In addition, during the quarter ended June 30, 2020, we recorded a general provision for uncollectible operating lease receivables of $2.0 million. Placing additional lessees on non-accrual status or recording further provisions for uncollectible operating lease receivables could materially reduce our reported revenue and net income and negatively impact our financial condition.

In addition to deferrals of lease rents, the significant decline in air travel has resulted in decreased usage of our aircraft by lessees, which is likely to reduce future supplemental maintenance rent and end-of-lease compensation payable to us. Reductions in such payments would adversely affect our cash flows and may adversely affect our results of operations.

We expect that, even under current market conditions, our liquidity is sufficient to satisfy our anticipated operational and other business needs over the next 12 months, and that we will not suffer a default or event of default under any of our indebtedness.

As a consequence of entering into deferral agreements with our lessees, we expect that we will be required to make principal and interest payments under certain secured borrowings from operating cash. In addition, in the second half of 2020, we also expect to deposit approximately $8.0 million in cash maintenance reserves and security deposits into pledged accounts associated with aircraft financed under the Fly Aladdin Acquisition Facility.

We may experience lessee defaults as a result of the effects of the COVID-19 pandemic on our lessees, requiring us to repossess and remarket or dispose of aircraft or engines earlier than anticipated. The costs of repossession may be increased in the current environment. Even if we are successful in repossessing aircraft, we may not be able to export or deregister the aircraft promptly or may otherwise incur unexpected maintenance or storage costs associated with repossessed aircraft that we are unable to place with another lessee. Lessee defaults and related expenses could result in significant expenses and loss of revenues, which may have a material adverse effect on our business, results of operations, financial condition and cash flows.

Further, as of July 27, 2020, 22 airlines globally had initiated bankruptcy or similar proceedings, and current market conditions have increased the likelihood that other airlines will experience bankruptcy. In June 2020, one of our lessees, Grupo Aeroméxico, entered bankruptcy proceedings and rejected its lease of our aircraft. The rejection of our aircraft, especially older aircraft, in bankruptcy or similar proceedings increases the likelihood that we may recognize impairment charges with respect to such aircraft. In addition, any bankruptcy, insolvency, reorganization or other restructuring of our lessees may result in the grounding of our aircraft, negotiating reductions in lease rentals or rejection of our leases, all of which could drive potential impairment, depress aircraft market value and adversely affect our ability to timely re-lease or sell aircraft at favorable rates, if at all.

Under current market conditions, demand for leased aircraft and engines is severely constrained. This supply and demand imbalance is likely to depress lease rates for, and the value of, the aircraft and engines in our portfolio. We may be unable to remarket or sell aircraft or engines timely and on terms favorable to us, or at all, which could result in significant storage, maintenance and reconfiguration expenses, and loss of revenues, which may have a material adverse effect on our business, results of operations, financial condition and cash flows.

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The effects of the COVID-19 pandemic on airlines’ demand for new aircraft and engines and on the ability of manufacturers to supply new aircraft and engines may have a material adverse effect on our results of operations and our growth prospects. Boeing and Airbus have reported customer order cancellations and deferrals, as well as delivery delays, due to the impact of COVID-19. We expect that the deliveries of the Portfolio B and Portfolio C aircraft which we agreed to acquire in connection with the AirAsia transactions will be delayed, and that no aircraft will deliver under these agreements in 2020. These delivery delays and further adverse impacts of COVID-19 upon sale-and-leaseback opportunities with other airlines may have a material adverse effect on our results of operations and growth prospects.

Additionally, the COVID-19 pandemic has led our Servicer to adopt remote working arrangements (which remain in place for the principal offices of Fly and BBAM), and it is possible that such changes, or other new processes, procedures or controls that we adopt in response to the COVID-19 pandemic, may negatively affect our operations or internal controls over financial reporting. We also depend on certain key officers and employees, and should any of them become ill and unable to work, it could impact our productivity and business continuity.

The ultimate impact COVID-19 may have on our operational and financial performance is currently uncertain and will depend on the impact of COVID-19 on airlines worldwide, including our customers, the duration and spread of the pandemic, the impact of COVID-19 on overall long-term demand for air travel, and other factors that we cannot predict. For example, we are unable to predict whether the COVID-19 pandemic will result in permanent changes to the airline industry, with such changes including but not limited to, a permanent reduction in passenger air travel demand as a result of increased usage of “virtual” and “teleconferencing” products as a substitute for business travel and more broadly a general reluctance to travel by consumers, each of which could have a material impact on the airline industry, our lessees, and our business.

All of the foregoing may have a material adverse effect on our business, results of operations, financial condition, cash flows and growth prospects. In addition, to the extent that the COVID-19 pandemic adversely affects our business, it also may have the effect of exacerbating the risks identified in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on February 28, 2020, including those set forth under the heading “—Risks Related to our Business.”

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

None.

Item 5. Other Information

None.

Index

Item 6. Exhibits

Exhibit	Title
101
The following materials from the Company’s interim report on Form 6-K for the three and six months ended June 30, 2020, formatted as Inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets as of June 30, 2020 and December 31, 2019, (ii) Consolidated Statements of Income for the three and six months ended June 30, 2020 and 2019, (iii) Consolidated Statements of Comprehensive Income for the three and six months ended June 30, 2020 and 2019, (iv) Consolidated Statement of Shareholders’ Equity for the three and six months ended June 30, 2020, (v) Consolidated Statement of Shareholders’ Equity for the three and six months ended June 30, 2019, (vi) Consolidated Statements of Cash Flows for the six months ended June 30, 2020 and 2019, and (vii) Notes to Consolidated Financial Statements for the three and six months ended June 30, 2020.